Exhibit (h)(15)

Commission Recapture Agreement

This agreement will constitute our arrangement with respect to the brokerage transactions directed to Capital Institutional Services, Inc. (“CAPIS”) and executed by each of Brighthouse Funds Trust I and Brighthouse Funds Trust II on behalf of their respective series (each a “Fund”).

CAPIS represents to Fund the following:

1.	To the extent the Fund’s investment managers (or sub-advisers) determine to effect through CAPIS, consistent with best execution, certain brokerage transactions, CAPIS will rebate a portion of the total brokerage commissions paid in connection with such transactions (“Commission Rebates”) based on the following methodology:

a.	Domestic Equity Transaction (CAPIS Desk): Commissions > $0.010 per share

b.	International Equity Transactions (CAPIS Desk): Commissions > 8 bps

c.	CAPIS Global Trading Network: 90% of commissions received by CAPIS

2.	CAPIS will send Commission Rebates in accordance with the instructions provided to CAPIS by the Fund.

3.	CAPIS confirms that, as a registered broker-dealer under the Securities Exchange Act of 1934 and as a member of the NYSE, FlNRA, and the NFA it has an obligation to protect the best interests of the Fund. CAPIS will perform each transaction in accordance with the appropriate statutes and regulations governing the securities industry.

4.	A portion of the remuneration, which may be disclosed on confirmations associated with transactions directed to CAPIS in accordance with this agreement, may be rebated to the beneficial owner for the purposes represented herein.

Fund represents to CAPIS the following:

1.	All Commission Rebates will be used exclusively for the benefit of the Fund and in no event will be used to pay any expenses properly chargeable to the Fund’s sponsor or any other person or entity. Fund agrees to have record-keeping and other controls to assure the foregoing.

2.	Fund understands that in disbursing Commission Rebates, CAPIS will be relying on the representations and agreements contained herein which Fund hereby authorize us to do.

3.	Fund represents that the undersigned is an officer of the Fund (or Brighthouse Funds Trust I and Brighthouse Funds Trust II) and that the governing documents of Brighthouse Funds Trust I and Brighthouse Funds Trust II authorize the undersigned to make the representations herein and to execute this agreement.

4.	Fund further agrees to advise CAPIS promptly of any changes in any material fact contained in this agreement.

This agreement constitutes the entire Commission Recapture Agreement between the parties and shall supersede all previous communications or agreements, which have been made between the parties. No change to the terms and conditions of this agreement will be valid unless made by supplemental written amendment executed by both parties.

Please indicate your agreement with and acceptance of the foregoing by signing and returning a copy of this agreement prior to the initiation of the payments.

Approved and Accepted for CAPIS by:	Approved and Accepted for Fund by:

/s/ Jason Christian	/s/ Alan R. Otis
Jason Christian/CCO 01/09/2018	Alan R. Otis/Treasurer 01/09/2018
Name/Title Date	Name/Title Date

l700 Pacific Avenue, Suite 1100, Dallas, Texas 75201     214 720 0055     800 247,6729     www.capis.com

Member. NYSE, FINRA, NFA, SIPC    WBENC-Certified Women’s Business Enterprise